UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2013
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,542,649.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF MARCH 31, 2013
(UNAUDITED)

        The following discussion should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2012, which includes a study about risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

        During the course of the first quarter of 2013, the Group's growth trend continued. The Group achieved positive growth both in net sales and net income. The results confirm the continuing and strong growth in net sales and profits, particularly in the emerging markets (+17.0 percent at constant exchange rates(1)).

        Net sales for the quarter were Euro 1,864.1 million, and increased by 4.2 percent (+5.6 percent at constant exchange rates(1)), from Euro 1,788.2 million in the same period of 2012. Net income attributable to Luxottica Stockholders increased by 23.5 percent to Euro 159.2 million from Euro 129.0 million in the same quarter of 2012.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the first quarter of 2013 rose by 13.8 percent to Euro 365.3 million from Euro 321.0 in the same quarter of 2012. Additionally, EBITDA as of March 31, 2013, increased by 6.6 percent as compared to adjusted EBITDA in the first quarter of 2012, that was Euro 342.6 million.

        Operating income for the first quarter of 2013 increased by 17.6 percent to Euro 274.8 million from Euro 233.6 million during the same period of the previous year. The Group's operating margin continued to grow rising from 13.1 percent in the first quarter of 2012 to 14.7 percent in the current quarter. Additionally, operating income in the first quarter of 2013 increased by 7.7 percent as compared to the adjusted operating income(3) in the first quarter of 2012, that was Euro 255.3 million.

        In the first three months of 2013, net income attributable to Luxottica Stockholders increased to Euro 159.2 million as compared to Euro 129.0 million in the same period of 2012. In the first three months of 2013, earnings per share ("EPS") was Euro 0.34 and EPS expressed in USD was 0.45 (at an average exchange rate of Euro/USD of 1.3200).

Net debt(4) as of March 31, 2013 was Euro 1,816.3 million (Euro 1,662.4 million at the end of 2012), with the ratio of net debt to EBITDA(4) of 1.3x (1.2x as of December 31, 2012).

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2012. Please refer to Attachment 1 for further details on exchange rates. Sales performance at current exchange rates was approximately +13% in the emerging markets.
(2)
For a further discussion of EBITDA and adjusted EBITDA, see page 12—"Non-IFRS Measures."
(3)
For a further discussion of adjusted operating income, see page 12—"Non-IFRS Measures."
(4)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 12—"Non-IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE THREE MONTHS ENDED MARCH 31, 2013

January

        On January 23, 2013, the Company closed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million.

March

        On November 27, 2012, the Company entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.r.l. pursuant to which Luxottica subscribed to shares as part of a capital injection, corresponding to a 36.33% equity stake in the Italian optical retailer. The transaction is valued at Euro 45 million and was completed on March 25, 2013.

        In March 2013, Standard & Poor's confirmed its long-term credit rating of BBB+ and revised its outlook on the Group from stable to positive.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.1 billion in 2012, over 70,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of March 31, 2013 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3200 in the first three months of 2013 from Euro 1.00 = U.S. $1.3108 in the same period of 2012. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2012 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

In accordance with IFRS

	Three months ended March 31,

(Amounts in thousands of Euro)	2013	% of net sales	2012	% of net sales

Net sales	1,864,119	100.0%	1,788,172	100.0%
Cost of sales	645,713	34.6%	622,564	34.8%

Gross profit	1,218,406	65.4%	1,165,608	65.2%

Selling	562,685	30.2%	571,572	32.0%
Royalties	36,170	1.9%	32,518	1.8%
Advertising	111,553	6.0%	101,978	5.7%
General and administrative	233,181	12.5%	225,945	12.6%
Total operating expenses	943,589	50.6%	932,013	52.1%

Income from operations	274,817	14.7%	233,595	13.1%

Other income/(expense)
Interest income	2,548	0.1%	5,417	0.3%
Interest expense	(26,555)	(1.4)%	(36,984)	(2.1)%
Other—net	177	0.1%	(69)	(0.1)%

Income before provision for income taxes	250,987	13.5%	201,960	11.3%

Provision for income taxes	(90,366)	(4.8)%	(71,061)	(4.0)%

Net income	160,622	8.6%	130,899	7.3%

Attributable to
—Luxottica Group stockholders	159,234	8.5%	128,976	7.2%
—non-controlling interests	1,387	0.1%	1,923	0.1%

NET INCOME	160,622	8.6%	132,899	7.3%

        In the first three months of 2013, the Group did not incur any non-recurring expense or gain, while in the first three months of 2012 the Group recognized a non-recurring expense of Euro 21.7 million related to the restructuring of the Australian retail business (Euro 15.2 million, net of taxes).

        Net Sales.    Net sales increased by Euro 75.9 million, or 4.2 percent, to Euro 1,864.1 million in the first three months of 2013 from Euro 1,788.2 million in the same period of 2012. Euro 54.2 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first three months of 2013 as compared to the same period in 2012 and to increased sales in the retail distribution segment of Euro 21.7 million for the same period.

        Net sales for the retail distribution segment increased by Euro 21.7 million, or 2.0 percent, to Euro 1,083.1 million in the first three months of 2013 from Euro 1,061.4 million in the same period in 2012. The increase in net sales for the period was partially attributable to a 3.7 percent improvement in comparable store sales(5). In particular, we saw a 2.8 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of

(5)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

9.6 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro (10.8) million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 54.2 million, or 7.5 percent, to Euro 781.0 million in the first three months of 2013 from Euro 726.8 million in the same period in 2012. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, Oakley, which recorded high growth in optical, and of some licensed brands such as Miu Miu and Tiffany. Almost all business markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and other currencies including but not limited to the Brazilian Real and the Japanese Yen, despite the strengthening of the Chinese Renminbi, the net effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro (13.4) million.

        In the first three months of 2013, net sales in the retail distribution segment accounted for approximately 58.1 percent of total net sales, as compared to approximately 59.4 percent of total net sales for the same period in 2012.

        In the first three months of 2013, net sales in our retail distribution segment in the United States and Canada comprised 78.1 percent of our total net sales in this segment as compared to 78.5 percent of our total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada increased by 2.3 percent to U.S. $1,116.9 million in the first three months of 2013 from U.S. $1,092.2 million for the same period in 2012, due to sales volume increases. During the first three months of 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.9 percent of our total net sales in the retail distribution segment and increased by 3.9 percent to Euro 236.9 million in the first three months of 2013 from Euro 228.2 million, or 21.5 percent of our total net sales in the retail distribution segment for the same period in 2012, primarily due to sales from stores acquired by the Company in the third quarter of 2012 and in the first quarter of 2013 of approximately Euro 7.2 million

        In the first three months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 334.6 million, comprising 42.8 percent of our total net sales in this segment, compared to Euro 329.0 million, or 45.3 percent of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $270.1 million and comprised 26.2 percent of our total net sales in this segment for the first three months of 2013, compared to U.S. $247.2 million, or 25.9 percent of total net sales in the segment, for the same period of 2012. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first three months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 241.8 million, comprising 31.0 percent of our total net sales in this segment, compared to Euro 209.2 million, or 28.8 percent of our net sales in this segment, in the same period of 2012. The increase of Euro 32.6 million, or 15.6 percent, in the first three months of 2013 as compared to the same period of 2012, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 23.1 million, or 3.7 percent, to Euro 645.7 million in the first three months of 2013 from Euro 622.6 million in the same period of 2012, including the non-recurring expense of Euro 1.4 million related to the reorganization of the Retail business in Australia. As a percentage of net sales, cost of sales decreased to 34.6 percent in the first three months of 2013 as compared to 34.8 percent in the same period of 2012 due to efficiencies achieved in the production cycle. In the first three months of 2013, the average number of frames produced daily in our facilities increased to approximately 302,700 as compared to approximately 262,600 in the same period of 2012, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 52.8 million, or 4.5 percent, to Euro 1,218.4 million in the first three months of 2013 from Euro 1,165.6 million for the same period of 2012, including Euro 1.4 million related to the reorganization of the Retail business in Australia. As a percentage of net sales, gross profit increased to 65.4 percent in the first three months of 2013 as compared to 65.2 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 11.6 million, or 1.2 percent, to Euro 943.6 million in the first three months of 2013 from Euro 932.0 million in the same period of 2012, including Euro 20.3 million related to the reorganization of the Retail business in Australia. As a percentage of net sales, operating expenses decreased to 50.6 percent in the first three months of 2013, from 52.1 percent in the same period of 2012.

        Adjusted operating expenses(6) in the first quarter of 2012, excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 20.3 million, amounted to Euro 911.7 million. As a percentage of net sales, adjusted operating expenses were at 51.0 percent.

        Please find the reconciliation between adjusted operating expenses and operating expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Operating expenses	943.6	932.0
> Adjustment for OPSM reorganization	—	(20.3)

Adjusted operating expenses	943.6	911.7

        Selling and advertising expenses (including royalty expenses) increased by Euro 4.3 million, or 0.6 percent, to Euro 710.4 million in the first three months of 2013 from Euro 706.1 million in the same period of 2012, including the non-recurring expenses related to the reorganization of the Retail business in Australia of Euro 17.3 million. Selling expenses decreased by Euro (8.9) million, or (1.6) percent. Advertising expenses increased by Euro 9.6 million, or 9.4 percent. Royalties increased by Euro 3.7 million, or 11.2 percent. As a percentage of net sales, selling and advertising expenses were 38.1 percent in the first three months of 2013 and 39.5 percent in the first three months of 2012.

        Adjusted selling expenses(7) in the first three months of 2012, excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 17.3 million, totaled Euro 554.3 million, or 31%, as a percentage of net sales.

        Please find the reconciliation between adjusted selling expenses and selling expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Selling expenses	562.7	571.6
> Adjustment for OPSM reorganization	—	(17.3)

Adjusted selling expenses	562.7	554.3

        General and administrative expenses, including intangible asset amortization increased by Euro 7.2 million, or 3.2 percent, to Euro 233.2 million in the first three months of 2013 as compared to

(6)
For a further discussion of adjusted operating expenses, see page 12—"Non-IFRS Measures."
(7)
For a further discussion of adjusted selling expenses, see page 12—"Non-IFRS Measures."

Euro 225.9 million in the same period of 2012, including the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 3.0 million. As a percentage of net sales, general and administrative expenses are in line with 2012 first quarter amounts totaling 12.6 percent, as compared to 12.5 percent in the first quarter of 2013.

        Adjusted general and administrative expenses(8), including intangible asset amortization and excluding, in the first three months of 2012, the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 3.0 million, totaled Euro 222.9 million. As a percentage of net sales, adjusted general and administrative expenses were 12.5 percent in the first three months of 2012.

        Please find the reconciliation between adjusted general and administrative expenses and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2013	2012

General and administrative expense	233.2	225.9
> Adjustment for OPSM reorganization	—	(3.0)

Adjusted general and administrative expense	233.2	222.9

        Income from Operations.    For the reasons described above, income from operations increased by Euro 41.2 million, or 17.6 percent, to Euro 274.8 million in the first three months of 2013 from Euro 233.6 million in the same period of 2012. As a percentage of net sales, income from operations increased to 14.7 percent in the first three months of 2013 from 13.1 percent in the same period of 2012.

        Adjusted income from operations,(9) excluding, in the first three months of 2012, the above mentioned non-recurring expenses, amounted to Euro 255.3 million. As a percentage of net sales, adjusted income from operations was at 14.3 percent in the first three months of 2012.

        Please find the reconciliation between adjusted income from operations and income from operations in the following table:

(Amounts in millions of Euro)	2013	2012

Income from operations	274.8	233.6
> Adjustment for OPSM reorganization	—	21.7

Adjusted income from operations	274.8	255.3

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (23.8) million in the first three months of 2013 as compared to Euro (31.6) million in the same period of 2012. Net interest expense was Euro 24.0 million in the first three months of 2013 as compared to Euro 31.6 million in the same period of 2012.

        Net Income.    Income before taxes increased by Euro 49.0 million, or 24.3 percent, to Euro 251.0 million in the first three months of 2013 from Euro 202.0 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.5 percent in the first three months of 2013 from 11.3 percent in the same period of 2012. Income before taxes in the first quarter of 2013, amounting to Euro 251.0, increased by 12.2 percent, or Euro 27.4 million

(8)
For a further discussion of adjusted general and administrative expenses, see page 12—"Non-IFRS Measures."
(9)
For a further discussion of adjusted income from operations, see page 12—"Non-IFRS Measures."

as compared to adjusted income before taxes(10) in the first quarter of 2012 totaling Euro 223.6 million. As a percentage of net sales, adjusted income before taxes was 12.5 percent in the first three months of 2012. Our effective tax rate was 36.0 percent in the first three months of 2013 as compared to 35.2 percent for the same period of 2012.

        Net income pertaining to non-controlling interests, in the first three months of 2013, decreased to Euro 1.4 million from Euro 1.9 million in the first three months of 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 30.3 million, or 23.5 percent, to Euro 159.2 million in the first three months of 2013 from Euro 129.0 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.5 percent in the first three months of 2013 from 7.2 percent in the same period of 2012. Net income attributable to Luxottica Group stockholders also increased by Euro 15.1 million, or 10.5 percent, as compared to adjusted net income attributable to Luxottica Group(11) stockholders in the first quarter of 2012, amounting to Euro 144.1 million. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders in the first quarter of 2012 was at 8.1 percent.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders and net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	2013	2012

Net income attributable to Luxottica Group stockholders	159.2	129.0
> Adjustment for OPSM reorganization	—	15.2

Adjusted net income attributable to Luxottica Group stockholders	159.2	144.1

        Basic and diluted earnings per share were Euro 0.34 in the first three months of 2013 as compared to Euro 0.28 in the same period of 2012.

        Adjusted basic and diluted earnings per share(12) were Euro 0.31 in the first three months of 2012.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of March 31, 2013	As of March 31, 2012
		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	790,093	905,100
B)	Cash provided by operating activities	23,760	88,932
C)	Cash used in investing activities	(187,615)	(119,070)
D)	Cash (used in)/provided by financing activities	(51,976)	418,872
E)	Effect of exchange rate changes on cash and cash equivalents	7,831	(16,049)
F)	Net change in cash and cash equivalents	(215,831)	388,734

G)	Cash and cash equivalents at the end of the period	582,096	1,277,788

        Operating activities.    Cash provided by operating activities was Euro 23.8 million and Euro 88.9 million for the first three months of 2013 and 2012, respectively.

(10)
For a further discussion of adjusted income before taxes, see page 12—"Non-IFRS Measures."

(11)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 12—"Non-IFRS Measures."
(12)
For a further discussion of adjusted basic and diluted earnings per share, see page 12—"Non-IFRS Measures."

        Depreciation and amortization were Euro 90.5 million in the first three months of 2013 as compared to Euro 87.4 million in the same period of 2012.

        Cash used in accounts receivable was Euro 215.6 million in the first three months of 2013, compared to Euro 122.2 million in the same period of 2012. This change was primarily due to an increase in sales volume in the first three months of 2013 as compared to the same period of 2012. Cash used in inventory was Euro 9.8 million in the first three months of 2013 as compared to Euro 6.8 million in the same period of 2012. The change in inventory in the first three months of 2013 is due to an increase in wholesale division inventories as a result of implementing SAP in our Italian manufacturing facilities at the beginning of 2013. Cash used in accounts payable was Euro 48.4 million in the first three months of 2013 compared to Euro 85.0 million in the same period of 2012. This change is mainly due to more favorable payment terms agreed during 2012. Cash used to fund other assets and liabilities was Euro 29.8 million and 6.6 million in the first three months of 2013 and 2012, respectively. This change is mainly due to advance payments made to certain designers for future contracted minimum royalties in the first quarter of 2013. Income taxes paid were Euro 14.2 million in the first three months of 2013 as compared to Euro 12.6 million in the same period of 2012. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Interest paid was Euro 37.3 million and Euro 35.2 million in the first three months of 2013 and 2012, respectively.

        Investing activities.    Our cash used in investing activities was Euro 187.6 million for the first three months of 2013 as compared to Euro 119.1 million for the same period in 2012. The cash used in investing activities in the first three months of 2013 primarily consisted of (i) Euro 42.6 million in capital expenditures, (ii) Euro 27.0 million for the acquisition of intangible assets related to the creation of a new IT structure, (iii) Euro 72.1 million (net of cash acquired) for the acquisition of Alain Mikli International , (iv) Euro 45.0 million for the acquisition of 36.33% of the share capital of Salmoiraghi & Vigano, and (v) other acquisitions of Euro 0.8 million (net of cash acquired).

        Cash used in investing activities in the three months of 2012 primarily consisted of (i) Euro 37.0 million in capital expenditures, (ii) Euro 24.4 million for the acquisition of intangible assets, (iii) Euro 55.3 million for the acquisition of Tecnol, and (iv) other acquisition for Euro 2.4 million.

        Financing activities.    Our cash used in financing activities for the first three months of 2013 and 2012 was Euro (52.0) million and Euro 418.9 million, respectively. Cash provided by/(used in) financing activities for the first three months of 2013 consisted primarily of (i) Euro (98.0) million used to repay short and long-term debt expiring during the first three months of 2013 and (ii) Euro 44.1 million related to the exercise of stock options. Cash provided by/(used in) financing activities for the first three months of 2012 consisted primarily of (i) Euro 500 million related to the issuance of a new bond, and (ii) Euro (108.0) million in cash used to repay short and long-term debt expiring during the first three months of 2012.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	March 31, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT ASSETS:
Cash and cash equivalents	582,096	790,093
Accounts receivable—net	893,286	698,755
Inventories—net	765,732	728,767
Other assets	228,202	209,250

Total current assets	2,469,315	2,426,866
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,200,668	1,192,394
Goodwill	3,299,528	3,148,770
Intangible assets—net	1,389,867	1,345,688
Investments	57,225	11,745
Other assets	163,804	147,036
Deferred tax assets	162,696	169,662

Total non-current assets	6,273,790	6,015,294

TOTAL ASSETS	8,743,105	8,442,160

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT LIABILITIES:
Short term borrowings	92,257	90,284
Current portion of long-term debt	240,311	310,072
Accounts payable	653,970	682,588
Income taxes payable	126,614	66,350
Short term provisions for risks and other charges	85,443	66,032
Other liabilities	597,533	589,658

Total current liabilities	1,796,127	1,804,984
NON-CURRENT LIABILITIES:
Long-term debt	2,065,820	2,052,107
Employee benefits	154,500	191,710
Deferred tax liabilities	211,671	227,806
Long term provisions for risks and other charges	123,697	119,612
Other liabilities	55,349	52,702

Total non-current liabilities	2,611,036	2,643,936
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,323,579	3,981,372
Non-controlling interests	12,363	11,868

Total stockholders' equity	4,335,942	3,933,240

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,743,105	8,442,160

        As of March 31, 2013, total assets increased by Euro 300.9 million to Euro 8,743.1 million, compared to Euro 8,442.2 million as of December 31, 2012.

        In the first three months of 2013, non-current assets increased by Euro 258.5 million, due to increases in intangible assets (including goodwill) of Euro 194.9 million, investments of Euro 45.5 million, other assets of Euro 16.8 million, property, plant and equipment of Euro 8.3 million and partially offset by decreases in deferred tax assets of Euro 7.0 million.

        The increase in intangible assets was due to the positive effects of foreign currency fluctuations from December 2012 to March 2013 of Euro 111.2 million, capitalized software additions of Euro 27.0 million and Euro 78.8 million related to the acquisitions that occurred in the first three months of 2013 and partially offset by the amortization for the period of Euro 37.4 million.

        The increase in investment is due to the acquisition on March 25, 2013 of 36.33% of the share capital of Salmoiraghi and Viganò for Euro 45.0 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 24.8 million, the additions of Euro 42.6 million and Euro 4.2 million related to the acquisitions made in the first three months of 2013, and partially offset by the depreciation and the disposals for the period of Euro 53.1 million and Euro 7.0 million, respectively.

        As of March 31, 2013 as compared to December 31, 2012:

  •
  Accounts receivable increased by Euro 194.5 million, mainly due to (i) the increase in net sales during the first three months of 2013 and (ii) seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventory increased by Euro 37.0 million. The increase of approximately Euro 16.8 million is due to the acquisition of Alain Mikli International S.A.S. as well as an increase in wholesale division inventories as a result of implementing SAP in our Italian manufacturing facilities at the beginning of 2013;

  •
  Other non-current assets increased by Euro 16.8 million. The increase is mainly due to advance payments made in the first quarter of 2013 for future contracted royalties;

  •
  Accounts payable decreased by Euro 28.6 million. This decrease is mainly due to certain payments made by the Group in the first quarter of 2013;

  •
  Current taxes payable increased by Euro 60.3 million mainly due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits decreased by Euro 37.2 million. The reduction is mainly due to an increase in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of March 31, 2013 and December 31, 2012 was as follows:

(Amounts in thousands of Euro)	March 31, 2013 (unaudited)	December 31, 2012 (audited)

Cash and cash equivalents	582,096	790,093
Bank overdrafts	(92,257)	(90,284)
Current portion of long-term debt	(240,311)	(310,072)
Long-term debt	(2,065,820)	(2,052,107)

Total	(1,816,292)	(1,662,369)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of March 31, 2013, Luxottica, together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 333.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 1.00 percent. At March 31, 2013 Euro 36.9 million was utilized under these credit lines.

        As of March 31, 2013, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 101.5 million, (USD 130.0 million converted at applicable exchange rate for the three-month period ended March 31, 2013). The interest rate is a floating rate and is approximately LIBOR plus 100 basis points. At March 31, 2013 Euro 6.2 million was utilized under these credit lines.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of March 31, 2013 (unaudited).

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 34 to the Condensed Consolidated Financial Statements as of March 31, 2013 (unaudited).

6.     ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

        In relation to the acquisition of the French company, Alain Mikli International S.A.S., none of its extra-European subsidiaries are considered relevant to the applications of art. 36 and 39 of the CONSOB market regulations. However, as an internal procedure, all Alain Mikli International S.A.S. subsidiaries are required to release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and the controls in place which are necessary for the preparation of the consolidated financial statements of the Group.

7.     2013 OUTLOOK

        The financial results reported for the first three months of 2013 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

8.     OTHER INFORMATION

        On January 29, 2012 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

NON-IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin, net income and earnings per share by excluding in the first quarter of 2012 the non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.7 million (Euro 15.2 million net of taxes). We have also made adjustments to selling expenses and general and administrative expenses for these items in Item 3 of the Management Report for the quarter ended March 31, 2013. No adjustments were made to the above measures in first quarter of 2013.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group	1Q 2013
(Amounts in millions of Euro)	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS base	EPS dilutive

Reported	1,864.1	365.3	19.6%	274.8	14.7%	251.0	159.2	0.34	0.34
> Adjustment for OPSM reorganization	—	—	—	—	—	—	—	—	—
Adjusted	1,864.1	365.3	19.6%	274.8	14.7%	251.0	159.2	0.34	0.34

Luxottica Group	1Q 2012
(Amounts in millions of Euro)	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS base	EPS dilutive

Reported	1,788.2	321.0	18.0%	233.6	13.1%	202.0	129.0	0.28	0.28
> Adjustment for OPSM reorganization	—	21.7	1.2%	21.7	1.2%	21.7	15.2	0.03	0.03
Adjusted	1,788.2	342.6	19.2%	255.3	14.3%	223.6	144.1	0.31	0.31

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

	1Q 2013
Retail Division	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,083.1	175.7	132.2	n.a.	n.a.
> Adjustment for OPSM reorganization	—	—	—	—	—
Adjusted	1,083.1	175.7	132.2	n.a.	n.a.

	1Q 2012
Retail Division (Amounts in millions of Euro)	Net sales	EBITDA	Operating Income	Net Income	EPS base

Reported	1,061.4	146.6	103.2	N/A	N/A
> Adjustment for OPSM reorganization	—	21.7	21.7	—	—
Adjusted	1,061.4	168.3	124.8	N/A	N/A

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

(Amounts in millions of Euro)	1Q 2012	1Q 2013	FY 2012	LTM March 31, 2013

Net income/(loss)	129.0	159.2	534.0	564.2
(+)
Net income attributable to non-controlling interest	1.9	1.4	4.2	3.7
(+)
Provision for income taxes	71.1	90.4	306.0	325.3
(+)
Other (income)/expense	31.6	23.8	125.7	117.9
(+)
Depreciation & amortization	87.4	90.5	358.5	361.7
(+)

EBITDA	321.0	365.3	1,328.4	1,372.8
(=)
Net sales	1,788.2	1,864.1	7,086.1	7,162.0
(/)
EBITDA margin	18.0%	19.6%	18.7%	19.2%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

(Amounts in millions of Euro)	1Q 2012(1)	1Q 2013	FY 2012(1)(2)	LTM March 31, 2013(1)(2)

Adjusted Net income/(loss)	144.1	159.2	560.0	575.1
(+)
Net income attributable to non-controlling interest	1.9	1.4	4.2	3.7
(+)
Adjusted provision for income taxes	77.6	90.4	302.0	314.8
(+)
Other (income)/expense	31.6	23.8	125.7	117.9
(+)
Adjusted depreciation & amortization	87.4	90.5	358.2	361.3
(+)

Adjusted EBITDA	342.6	365.3	1,350.1	1,372.8
(=)
Net sales	1,788.2	1,864.1	7,086.1	7,162.0
(/)
Adjusted EBITDA margin	19.2%	19.6%	19.1%	19.2%
(=)

The adjusted figures exclude the following measures:

  (1)
  non-recurring OPSM re-organization costs for approximately Euro 21.7 million in 2012 (Euro 15.2 million net of tax effect) and

  (2)
  a non-recurring accrual in the fourth quarter of 2012 for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately Euro 10 million.

Free Cash Flow

        Free cash flow represents net income before non controlling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	1Q 2013

EBITDA(1)	365
Δ working capital	(255)
Capex	(69)

Operating cash flow	41
Financial charges(2)	(24)
Taxes	(14)
Other—net	—

Free cash flow	4

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	1Q 2013		FY 2012

Long-term debt	2,065.8		2,052.1
(+)
Current portion of long-term debt	240.3		310.1
(+)
Bank overdrafts	92.3		90.3
(+)
Cash	(582.1)		(790.1)
(-)
Net debt	1,816.3		1,662.4
(=)
EBITDA	1,372.8		1,328.4
Net debt/EBITDA	1.3	x	1.3	x
Net debt @ avg. exchange rates(1)	1,813.1		1,679.0
Net debt @ avg. exchange rates(1)/EBITDA	1.3	x	1.3	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	1Q 2013		FY 2012(2)

Long-term debt	2,065.8		2,052.1
(+)
Current portion of long-term debt	240.3		310.1
(+)
Bank overdrafts	92.3		90.3
(+)
Cash	(582.1)		(790.1)
(-)
Net debt	1,816.3		1,662.4
(=)
LTM Adjusted EBITDA	1,372.8		1,350.1
Net debt/LTM Adjusted EBITDA	1.3	x	1.2	x
Net debt @ avg. exchange rates(1)	1,813.1		1,679.0
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.3	x	1.2	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude the following measures:

(a)
non-recurring costs of approximately Euro 21.7 million related to the OPSM Australian reorganization (Euro 15.2 million, net of taxes) and

(b)
non-recurring accrual in the fourth quarter of 2012 for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately Euro 10 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	March 31, 2013 (unaudited)	Of which related parties (note 29)	December 31, 2012 (audited)	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	582,096	—	790,093	—
Accounts receivable	7	893,286	8,606	698,755	1,248
Inventories	8	765,732	—	728,767	—
Other assets	9	228,202	41	209,250	13

Total current assets		2,469,315	8,647	2,426,866	1,261
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,200,668	—	1,192,394	—
Goodwill	11	3,299,528	—	3,148,770	—
Intangible assets	11	1,389,867	—	1,345,688	—
Investments	12	57,225	4,536	11,745	4,265
Other assets	13	163,804	2,925	147,036	2,832
Deferred tax assets	14	162,696	—	169,662	—

Total non-current assets		6,273,790	7,461	6,015,294	7,097

TOTAL ASSETS		8,743,105	16,108	8,442,160	8,358

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	92,257	—	90,284	—
Current portion of long-term debt	16	240,311	—	310,072	—
Accounts payable	17	653,970	6,937	682,588	9,126
Income taxes payable	18	126,614	—	66,350	—
Short term provisions for risks and other charges	19	85,443	—	66,032	—
Other liabilities	20	597,533	52	589,658	72

Total current liabilities		1,796,127	6,989	1,804,984	9,198
NON-CURRENT LIABILITIES:
Long-term debt	21	2,065,820	—	2,052,107	—
Employee benefits	22	154,500	—	191,710	—
Deferred tax liabilities	14	211,671	—	227,806	—
Long term provisions for risks and other charges	23	123,697	—	119,612	—
Other liabilities	24	55,349	—	52,702	—

Total non-current liabilities		2,611,036	—	2,643,936	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,542	—	28,394	—
Legal reserve	25	5,623	—	5,623	—
Reserves	25	4,214,208	—	3,504,908	—
Treasury shares	25	(84,028)	—	(91,929)	—
Net income	25	159,234	—	534,376	—

Luxottica Group stockholders' equity	25	4,323,579	—	3,981,372	—
Non-controlling interests	26	12,363	—	11,868	—

Total stockholders' equity		4,335,942	—	3,993,240	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,743,105	6,989	8,442,160	9,198

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Three Months ended March 31, 2013 (unaudited)	Of which related parties (note 29)	Three Months ended March 31, 2012 (unaudited)	Of which related parties (note 29)

Net sales	27	1,864,119	672	1,788,172	449
Cost of sales	27	645,713	12,866	622,564	12,915
of which non—recurring	33	—	—	1,359	—

Gross profit		1,218,406	(12,194)	1,165,608	(12,466)

Selling	27	562,685	—	571,572	6
of which non—recurring	33	—	—	17,284	—
Royalties	27	36,170	281	32,518	221
Advertising	27	111,553	22	101,978	—
General and administrative	27	233,181	—	225,945	—
of which non—recurring	33	—	—	3,020	—

Total operating expenses		943,589	303	932,013	228

Income from operations		274,817	(12,497)	233,595	(12,694)

Other income/(expense)
Interest income	27	2,548	—	5,417	—
Interest expense	27	(26,555)	—	(36,984)	—
Other—net	27	177	—	(69)	—

Income before provision for income taxes		250,987	(12,497)	201,960	(12,694)

Provision for income taxes	27	(90,366)	—	(71,061)	—
of which non—recurring	33	—	—	6,499	—

Net income		160,622	—	130,899	—

Of which attributable to:
—Luxottica Group stockholders		159,234	—	128,976	—
—Non-controlling interests		1,387	—	1,923	—

NET INCOME		160,622	—	130,899	—

Weighted average number of shares outstanding:
Basic		469,697,345	—	462,217,203	—
Diluted		472,742,228	—	464,615,581	—
EPS:
Basic		0.34	—	0.28	—
Diluted		0.34	—	0.28	—

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Three Months ended March 31, 2013 (unaudited)	Three Months ended March 31, 2012 (unaudited)

Net income	160,622	130,899
Other comprehensive income:
Cash flow hedge—net of tax of Euro 0.2 million and 2.1 million as of March 31, 2013 and March 31, 2012, respectively	150	4,988
Currency translation differences	99,813	(74,865)
Actuarial gain on defined benefit plans—net of tax of Euro 14.1 million and Euro 0.0 million as of March 31, 2013 and March 31, 2012	26,959	1,800

Total other comprehensive income—net of tax	126,922	(68,077)

Total comprehensive income for the period	287,543	62,823

Attributable to:
—Luxottica Group stockholders' equity	286,029	61,433
—Non-controlling interests	1,514	1,390

Total comprehensive income for the period	287,543	62,823

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of March 31, 2012	—	—	—	—	135,765	—	(74,332)	—	61,433	1,390

Exercise of stock options	1,348,696	82	—	20,724	—	—	—	—	20,806	—
Non-cash stock based compensation	—	—	—	—	—	9,540	—	—	9,540	—
Tax benefit on stock options	—	—	—	4,598	—	—	—	—	4,598	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,891)

Balance as of March 31, 2012	468,700,373	28,123	5,600	262,337	3,466,208	213,279	(174,312)	(91,929)	3,709,305	11,691

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of March 31, 2013	—	—	—	—	186,343	—	99,686	—	286,029	1,514

Exercise of stock options	2,472,636	148	—	43,990	—	—	—	—	44,138	—
Non-cash stock based compensation	—	—	—	—	—	5,847	—	—	5,847	—
Excess tax benefit on stock options	—	—	—	6,192	—	—	—	—	6,192	—
Granting of treasury shares to employees	—	—	—	—	(7,901)	—	—	7,901	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,020)

Balance as of March 31, 2013	475,710,833	28,542	5,623	378,924	3,811,923	247,133	(64,538)	(84,028)	4,323,579	12,363

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2013 (unaudited)	March 31, 2012 (unaudited)

Income before provision for income taxes		250,987	201,960

Stock-based compensation		6,666	9,540
Depreciation and amortization	10/11	90,529	87,390
Net loss fixed assets and other	10	6,699	10,979
Financial charges		26,555	36,984
Other non-cash items(*)		(2,492)	10,385
Changes in accounts receivable		(215,641)	(122,217)
Changes in inventories		(9,848)	(6,796)
Changes in accounts payable		(48,398)	(84,961)
Changes in other assets/liabilities		(29,793)	(6,553)

Total adjustments		(175,723)	(65,249)

Cash provided by operating activities		75,264	136,711
Interest paid		(37,340)	(35,205)
Tax paid		(14,164)	(12,574)

Net cash provided by operating activities		23,760	88,932

Additions of Property, plant and equipment:	10	(42,648)	(37,025)
Purchases of businesses—net of cash acquired(**)	4	(72,922)	(57,652)
Increase in investment(***)	12	(45,000)	—
Additions to intangible assets	11	(27,046)	(24,393)

Cash used in investing activities		(187,615)	(119,070)

(*)
Other non-cash items include non-recurring expenses related to the reorganization of the Australian retail business of Euro 11.1 million in the first three months of 2012 and other non-cash items of Euro (2.5) million and Euro (0.7) million in the first three months of 2013 and 2012, respectively.

(**)
Purchases of businesses—net of cash acquired in the first quarter of 2013 included the purchase of Alain Mikli International for Euro 72.1 million and other minor acquisitions for Euro 0.8 million. In the same period of 2012 purchases of businesses—net of cash acquired included the purchase of 80 percent of Tecnol for Euro 55.3 million and other minor acquisitions for Euro 2.4 million.

(***)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2013 (unaudited)	March 31, 2012 (unaudited)

Long-term debt:
—Proceeds	21	2,900	507,981
—Repayments	21	(94,460)	(106,938)
Short-term debt:
—Proceeds		—	—
—Repayments		(3,534)	(1,086)
Exercise of stock options	25	44,138	20,806
Dividends		(1,020)	(1,891)

Cash used in financing activities		(51,976)	(418,872)

Increase (decrease) in cash and cash equivalents		(215,831)	388,735

Cash and cash equivalents, beginning of the period		790,093	905,100

Effect of exchange rate changes on cash and cash equivalents		7,831	(16,049)

Cash and cash equivalents, end of the period		582,096	1,277,788

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,542,649.98
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of MARCH 31, 2013
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on April 29, 2013, approved the Group's interim condensed consolidated financial statements as of March 31, 2013 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2012, which were prepared in accordance with IFRS.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of March 31, 2013.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2012, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        In particular, this Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern.

        The consolidated financial statements in this Financial Report are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flows and these Notes to the Interim Consolidated Financial Statements as of March 31, 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations must be adopted in the first interim financial statements issued after the applicable effective date.

        In addition to the new accounting principles indicated in Note 2 "New Accounting Principles" of the notes to the consolidated financial statements as of December 31, 2012, the Group has applied starting from January 1, 2013 the IAS 19 revised standard "Employee benefits," which was published in June 2011.

        The new standard requires that the expense for a funded benefit plan include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. Furthermore actuarial gains and losses are recognized immediately in 'other comprehensive income' (OCI) and will not be recycled to profit and loss in subsequent periods.

        The new standard is applied retrospectively to all periods presented.

        As a result of the application of this new standard (i) income from operations and net income attributable to Luxottica Stockholders decreased by Euro 2.9 million and Euro 1.8 million, respectively, in the first quarter of 2012 and (ii) net income attributable to Luxottica Stockholders decreased by Euro 7.3 million in the twelve month period ended December 31, 2012.

4. BUSINESS COMBINATIONS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. The cash portion of the consideration for the acquisition was Euro 85.4 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million.

        The Company uses various methods to calculate the fair value of the Alain Mikli assets acquired and the liabilities assumed. The valuation processes have not been concluded as of the date these financial statements were authorized for issue. In accordance with IFRS 3—Business Combinations, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

4. BUSINESS COMBINATIONS (Continued)

        The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill.

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Consideration	85,424

Total consideration	85,424

Recognized amount of net identifiable assets
Cash and cash equivalents	3,773
Accounts receivable—net	10,371
Inventory	16,474
Other current receivables	4,646
Fixed assets	3,903
Trademarks and other intangible assets	6,114
investments	140
Other long term receivables	6,376
Deferred tax assets	126
Accounts payable	(10,569)
Other current liabilities	(5,630)
Short term loan	(3,227)
Long-term debt	(15,567)
Other long-term liabilities	(2,395)

Total net identifiable assets	14,535

Goodwill	70,889

Total	85,424

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution, and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

5. SEGMENT REPORTING (Continued)

Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Three months ended March 31, 2013 (unaudited)
Net sales(a)	780,999	1,083,120	—	1,864,119
Income from operations(b)	188,398	132,193	(45,774)	274,817
Interest income	—	—	—	2,548
Interest expense	—	—	—	(26,555)
Other-net	—	—	—	177
Income before provision for income taxes	—	—	—	250,987
Provision for income taxes	—	—	—	(90,366)
Net income	—	—	—	160,622
Of which attributable to:	—	—	—
Luxottica stockholders	—	—	—	159,234
Non-controlling interests	—	—	—	1,387
Capital expenditures	28,393	40,437	—	68,830
Depreciation and amortization	25,333	43,535	21,661	90,529
Three months ended March 31, 2012 (unaudited)
Net sales(a)	726,794	1,061,378	—	1,788,172
Income from operations(b)	172,919	103,157	(42,480)	233,595
Interest income	—	—	—	5,417
Interest expense	—	—	—	(36,984)
Other-net	—	—	—	(69)
Income before provision for income taxes	—	—	—	201,960
Provision for income taxes	—	—	—	(71,061)
Net income	—	—	—	130,899
Of which attributable to:	—	—	—
Luxottica Stockholders	—	—	—	128,976
Non-controlling Interests	—	—	—	1,923
Capital expenditures	22,758	52,864	—	75,622 (d)
Depreciation and amortization	23,112	43,461	20,818	323,888

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

(d)
Capital expenditures in the first quarter of 2012 include capital leases of the Retail Division of Euro 14.2 million. Capital expenditures excluding the above-mentioned additions were Euro 61.4 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Cash at bank and post office	570,833	779,683
Checks	7,258	7,506
Cash and cash equivalents on hand	4,005	2,904

Total	582,096	790,093

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Accounts receivable	931,018	733,854
Allowance for doubtful accounts	(37,732)	(35,098)

Total	893,286	698,755

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Raw materials	192,716	154,403
Work in process	45,486	59,565
Finished goods	643,584	625,386
Less: inventory obsolescence reserves	(116,054)	(110,588)

Total	765,732	728,767

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Sales taxes receivable	31,018	15,476
Short-term borrowings	1,181	835
Accrued income	2,551	2,569
Other assets	30,583	35,545

Total financial assets	65,333	54,425

Income tax receivable	19,583	47,354
Advances to suppliers	14,469	15,034
Prepaid expenses	98,533	74,262
Other assets	30,284	18,175

Total other assets	162,869	154,825

Total other current assets	228,202	209,250

        Other financial assets included amounts (i) recorded in the North American Retail Division totaling Euro 8.5 million as of March 31, 2013 and Euro 13.2 million as of December 31, 2012, respectively, (ii) recorded in Oakley of Euro 7.0 million (Euro 4.6 million as of December 31, 2012), and (iii) derivative financial assets of Euro 0.5 million as of March 31, 2013 and Euro 6.0 million as of December 31, 2012 respectively. The remaining portion of the balance is distributed among the Group's various subsidiaries.

        The reduction of the income tax receivable is mainly due to certain U.S.-based subsidiaries utilizing in 2013 the receivable balance existing as of December 31, 2012.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first quarter of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	8,414	31,958	—	10,857	51,229
Decreases	(1,144)	—	—	(10,662)	(11,806)
Business combinations	952	7,673	—	1,560	10,185
Translation differences and other	(6,649)	(2,817)	—	(10,691)	(20,157)
Depreciation expense	(15,425)	(22,399)	(388)	(14,981)	(53,193)

Balance as of March 31, 2012	480,989	384,452	28,923	250,960	1,145,324

Historical cost	883,895	1,015,680	38,087	559,577	2,497,239
Accumulated depreciation	(402,906)	(631,228)	(9,164)	(308,617)	(1,351,915)

Balance as of March 31, 2012	480,989	384,452	28,923	250,960	1,145,324

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	5,984	14,547	—	22,117	42,648
Decreases	(805)	—	—	(5,894)	(6,699)
Business combinations	2,471	770	—	913	4,154
Translation differences and other	11,632	27,399	—	(17,776)	21,255
Depreciation expense	(15,293)	(22,860)	(382)	(14,548)	(53,083)

Balance as of March 31, 2013	479,622	425,553	27,368	268,125	1,200,668

Historical cost	941,767	1,113,242	38,087	617,671	2,710,767
Accumulated depreciation	(462,145)	(687,689)	(10,719)	(349,546)	(1,510,099)

Balance as of March 31, 2013	479,622	425,553	27,368	268,125	1,200,668

        Of the total depreciation expense of Euro 53.1 million (Euro 53.2 million in the same period of 2012), Euro 17.4 million (Euro 17.0 million in the same period of 2012) is included in cost of sales, Euro 28.5 million (Euro 29.1 million in the same period of 2012) in selling expenses, Euro 1.1 million (Euro 1.1 million in the same period of 2012) in advertising expenses and Euro 6.1 million (Euro 6.0 million in the same period of 2012) in general and administrative expenses.

        Capital expenditures mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores the leases for which were extended during the period.

        Other equipment includes Euro 53.7 million for assets under construction at March 31, 2013 (Euro 66.9 million at December 31, 2012) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 159.2 million and Euro 220.9 million at March 31, 2013 and March 31, 2012, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the quarter of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization	—	(660,958)	(68,526)	(7,491)	(205,026)	(942,000)

Balance as of January 1, 2012	3,090,563	915,050	161,208	14,690	259,973	4,441,484

Increases	—	—	—	—	24,393	24,393
Decreases	—	—	—	—	(689)	(689)
Intangible assets from business acquisitions	81,039	302	—	—	2,245	83,587
Translation differences and other	(70,463)	(20,878)	(4,357)	(454)	(6,336)	(102,558)
Amortization expense	—	(17,180)	(3,635)	(274)	(13,109)	(34,197)

Balance as of March 31, 2012	3,101,104	877,294	153,216	13,963	266,477	4,412,090

Of which
Historical cost	3,101,104	1,534,458	223,443	21,488	460,956	5,341,486
Accumulated amortization	—	(657,165)	(70,227)	(7,525)	(194,478)	(928,396)

Balance as of March 31, 2012	3,101,104	877,294	153,216	13,963	266,477	4,412,090

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	—	—	—	27,046	27,046
Decreases	—	—	—	—	(25)	(25)
Intangible assets from business acquisitions	73,985	4,517	—	—	316	78,818
Translation differences and other	76,774	21,466	4,420	396	23,491	126,546
Amortization expense	—	(17,283)	(3,730)	(272)	(16,163)	(37,448)

Balance as of March 31, 2013	3,299,528	858,539	164,867	13,443	353,018	4,689,395

Of which
Historical cost	3,299,528	1,604,190	254,702	22,413	605,717	5,786,550
Accumulated amortization	—	(745,651)	(89,835)	(8,970)	(252,699)	(1,097,155)

Balance as of March 31, 2013	3,299,528	858,539	164,867	13,443	353,018	4,689,395

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

        The increase in goodwill from business acquisitions mainly relates to the acquisition of Alain Mikli in January 2013, which accounts for Euro 71.0 million. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform, which was originally introduced in 2008.

12. INVESTMENTS

        This item amounted to Euro 57.2 million (Euro 11.7 million at December 31, 2012) and mainly included investments in (i) Salmoiraghi & Viganò of Euro 45.0 million, (ii) the associate company Eyebiz Laboratories Pty Limited of Euro 4.5 million (Euro 4.3 million at December 31, 2012) and (iii) other minor investments.

13. OTHER NON-CURRENT ASSETS

        Other non-current assets amounted to Euro 163.8 million (Euro 147.3 million at December 31, 2012) and were primarily comprised of security deposits of Euro 39.1 million (Euro 34.3 million at December 31, 2012) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 90.6 million (Euro 73.8 million at December 31, 2012).

14. DEFERRED TAX ASSETS

        The balance of deferred tax assets and liabilities as of March 31, 2013 and December 31, 2012 is as follows:

(Amounts in thousands of Euro)	As of March 31 2013	As of December 31 2012

Deferred tax assets	162,696	169,662
Deferred tax liabilities	211,671	227,806

Deferred tax liabilities (net)	48,975	58,144

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at March 31, 2013 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of March 31, 2013 and December 31, 2012, the Company had unused short-term lines of credit of approximately Euro 609.9 million and Euro 700.4 million, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

15. SHORT-TERM BORROWINGS (Continued)

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 260.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At March 31, 2013, these credit lines were utilized in the amount of Euro 36.9 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 101.5 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At March 31, 2013, there were no amounts borrowed against these lines. However, there was Euro 23.1 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.50%.

        The book value of short-term borrowings is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 653.6 million and Euro 682.9 million as of March 31, 2013 and December 31, 2012, respectively and consisted of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis. The balance is due in its entirety within 12 months.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Current year income taxes payable fund	166,863	107,377
Income taxes advance payment	(40,250)	(41,027)

Total	126,614	66,350

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	(50)	3,597	8,164	4,637	17,050	33,399
Decreases	(95)	(2,579)	(337)	(1,013)	(10,916)	(14,939)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	101	156	56	(91)	730	952

Balance as of March 31, 2013	534	5,944	20,033	16,011	42,921	85,443

        Other risks mainly includes provisions for licensing expenses and advertising expenses required by existing license agreements of Euro 4.1 million (Euro 5.3 million as of December 31, 2012), which are based upon advertising expenses that the Group is required to incur under the license agreements.

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of March 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Premiums and discounts to suppliers	4,927	4,363
Sales commissions	572	683
Leasing rental	25,083	24,608
Insurance	10,928	9,494
Sales taxes payable	44,640	28,550
Salaries payable	211,372	245,583
Due to social security authorities	50,891	36,997
Sales commissions payable	10,251	8,569
Royalties payable	1,818	2,795
Derivative financial liabilities	5,764	1,196
Other financial liabilities	174,196	172,704

Total financial liabilities	540,443	535,541

Deferred income	2,400	2,883
Advances from customers	49,006	45,718
Other liabilities	5,684	5,516

Total liabilities	57,090	54,117

Total other current liabilities	597,533	589,658

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

21.  LONG-TERM DEBT

        Long-term debt was Euro 2,306.1 million and Euro 3,135.8 as of March 31, 2013 and 2012, respectively:

        The roll-forward of long term debt as of March 31, 2012 and 2013 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2012	487,363	1,226,246	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	22,185	522,185
Repayments	(30,000)	—	(5,903)	(38,144)	(32,891)	(106,938)
Loans assumed in business combinations	—	—	—	—	32,835	32,835
Amortization of fees and interests	(228)	(4,070)	110	233	—	3,955
Foreign translation difference	—	(19,549)	(6,962)	(23,429)	(1,298)	51,238
Balance as of March 31, 2012	457,135	1,702,626	213,199	711,403	51,402	3,135,767

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	2,900	2,900
Repayments	(30,000)	—	(45,767)	—	(18,693)	(94,460)
Loans assumed in business combinations	—	—	—	—	16,553	16,553
Amortization of fees and interests	343	(11,491)	33	47	4,420	(6,648)
Foreign translation difference	—	18,623	69	5,315	1,600	25,607
Balance as of March 31, 2013	338,086	1,730,357	—	180,284	57,403	2,306,130

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. During 2004 the Group financed the Cole National Corporation acquisition and in 2007, the Oakley acquisition through debt financing. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

pledges and financial covenants to the 2012 Consolidated Financial Statements). As of March 31, 2013, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of March 31, 2013	Maturity

Multicurrency EUR/USD Revolving Credit Facility	Tranche C	Luxottica Group S.p.A./ Luxottica US Holdings	June 3, 2004	EUR	725,000,000	—	Euribor + 0.20%/0.40%	—	April 17, 2012

2007 Oakley Term Loan	Tranche E	Luxottica Group S.p.A./ Luxottica U.S Holdings	November 14, 2007	USD	500,000,000	—	Libor + 0.20%/0.40%	—	October 15, 2012

2004 USD Term Loan	Tranche B	Luxottica US Holdings	June 3, 2004	USD	325,000,000	—	Libor + 0.20%/0.40%	—	March 3, 2013

Revolving Credit Facility (Intesa)		Luxottica Group S.p.A.	May 29, 2008	EUR	250,000,000	40,000,000	Euribor + 0.40%/0.60%	0.604%	May 29, 2013

Private Placement	A	Luxottica US Holdings	July 1, 2008	USD	20,000,000	20,000,000	5.960%	5.960%	July 1, 2013

2007 Oakley Term Loan	Tranche D	Luxottica US Holdings	October 12, 2007	USD	1,000,000,000	230,919,721	Libor + 0.20%/0.40%	0.410%	October 12, 2013

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.25%	1.116%	November 30, 2014

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017

2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017

Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017

Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018

Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019

Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020

Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020

Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        The USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Tranche E and Revolving Credit Facility Intesa 250 were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012 and the Tranche D and E swaps expired on October 12, 2012.

        As of March 31, 2013 there are still eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The "Intesa Swaps" will decrease in notional amount on a quarterly basis, following the amortization schedule of the underlying facility. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor (as defined in the agreement) for an average fixed rate of 2.25% per annum. The ineffectiveness of cash flow hedges is tested at the inception date and at least every three months. The results of the Company's ineffectiveness testing indicated that the cash flow hedges are highly effective. As

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

a consequence, approximately Euro (0.1) million, net of taxes, is included in other comprehensive income as of March 31, 2013.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279 with a BBB+ credit rating by Standard & Poor's. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l.

        On April 17, 2012, the Group and U.S. Holdings, entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility matures on April 10, 2017 and was not drawn as of March 31, 2013.

        During 2012, in addition to scheduled repayments, the group repaid in advance Euro 500 million of Tranche E, USD 225 million of Tranche B and USD 169 million of Tranche D.

        The fair value of long-term debt as of March 31, 2013 was equal to Euro 2,390.4 million (Euro 2,483.5 as of December 31, 2012).The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating .

        On March 31, 2013 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of March 31, 2013, matures as follows:

(Amounts in thousands of Euro)

2013	240,311
2014	300,000
2015	629,219
2016	—
2017 and subsequent years	1,129,976
Effect deriving from the adoption of the amortized cost method	6,624

Total	2,306,130

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	March 31, 2013 unaudited	December 31, 2012 audited

A	Cash and cash equivalents	6	582,096	790,093
B	Other availabilities		—	—
C	Hedging instruments on foreign Exchange rates	9	455	6,048
D	Availabilities (A) + (B) + (C)		582,551	796,141
E	Current Investments		—	—
F	Bank overdrafts	15	92,257	90,284
G	Current portion of long-term debt	16	240,311	310,072
H	Hedging instruments on foreign Exchange rates	20	5,649	681
I	Hedging instruments on interest rates	20	132	438
J	Current Liabilities (F) + (G) + (H) + (I)		338,349	401,475
K	Net Liquidity (J) - (E) - (D)		(244,202)	(394,666)
L	Long-term debt	21	332,463	328,882
M	Notes payables	21	1,730,357	1,723,225
N	Hedging instruments on interest rates	24	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,065,820	2,052,107
P	Net Financial Position (K) + (O)		1,821,618	1,657,441

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	March 31, 2013	December 31, 2012

Net Financial Position, as presented in the Notes	1,821,618	1,657,441

Hedging instruments on foreign exchange rates	455	6,048
Hedging instruments on interest rates—ST	(132)	(438)
Hedging instruments on foreign exchange rates	(5,649)	(681)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,816,292	1,662,370

        Our net financial position with respect to related parties is not material.

22.  EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 154.5 million as of March 31, 2013 (Euro 191.7 million at December 31, 2012). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 38.8 million (Euro 39.7 million as of December 31, 2012) and of our U.S. employees of Euro 105.3 million (Euro 142.4 million as of December 31, 2012). The decrease is primarily due to an increase in the discount rate used to calculate the liabilities as of March 31, 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

23.  LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2013	8,741	24,049	60,907	25,915	119,612

Increases	463	1,913	115	—	2,490
Decreases	(366)	(2,238)	(176)	(627)	(3,407)
Business combinations	303	—	—	1,926	2,230
Translation difference and other movements	(137)	654	511	1,744	2,772

Balance as of March 31, 2013	9,004	24,378	61,357	28,957	123,697

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.4 million (Euro 6.7 million as of December 31, 2012) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 2.9 million (Euro 2.8 million as of December 31, 2012).

24.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 55.3 million (Euro 52.7 million as of December 31, 2012).

        Other long-term payables mainly include other long-term liabilities of the North American retail operations of Euro 41.4 million (Euro 40.6 million as of December 31, 2012).

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at March 31, 2013 amounted to Euro 28,542,649.98 and was comprised of 475,710,833 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2013, the capital stock amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 2,742,636 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 148,358.16 in the first three months of 2013.

        The options exercised in the period included 21,300 from the 2004 grant, 90,000 from the 2005 grant, 1,100,000 from the 2006 performance grant, 89,270 from the 2008 grant, 891,500 from the 2009 performance grant (reassignment of the 2006 performance grant), 43,000 from the ordinary 2009 grant and 237,566 from the 2009 plan (reassignment of the 2006 and 2007 plans).

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 84.0 million as of March 31, 2013 (Euro 91.9 million as of December 31, 2012). The decrease of Euro 7.9 million was due to grants to certain top executives of approximately 500,000 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2010 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,681,025 as of December 31, 2012 to 4,157,225 as of March 31, 2013.

26.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 12.4 million and Euro 11.9 million at March 31, 2013 and December 31, 2012, respectively. The increase is primarily due to the net income generated in the quarter of Euro 1.4 million offset by the payment of dividends in the period to the non-controlling interests of Euro 1.0 million.

27.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of March 31, 2013 (unaudited).

28.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 574.7 million as of March 31, 2013 and Euro 605.3 million as of December 31, 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,271.2 million as of March 31, 2013 and Euro 1,191.5 million as of December 31, 2012.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 69.4 million as of March 31, 2013 and Euro 107.5 million as of December 31, 2012.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At March 31, 2013, the Group's maximum liability amounted to Euro 2.3 million (Euro 2.6 million at December 31, 2012).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.0 million (USD 1.3 million) at March 31, 2013 (Euro 1.0 million at December 31, 2012). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. Royalties paid under this agreement to BBG amounted to Euro 0.2 million in each of the first three months of 2013 and 2012.

Incentive Stock option plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first three months of 2013, 0.7 million rights were exercised as part of this plan. In the same period of 2012, 2.4 million rights were exercised. There were approximately 2.7 million options outstanding as of March 31, 2013.

        A summary of related party transactions as of March 31, 2013 and March 31, 2012 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of March 31, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	—	237	41	66
Eyebiz Laboratories Pty Limited	527	12,805	8,112	6,871
Salmoiraghi & Viganò	—	—	7,526	—
Others	145	127	429	52

Total	672	13,169	16,108	6,989

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

29.  RELATED PARTY TRANSACTIONS (Continued)

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of March 31, 2012 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	29	116	28	114
Eyebiz Laboratories Pty Limited	282	12,799	3,573	16,209
Others	139	289	373	121

Total	450	13,204	3,974	16,444

        Total remuneration due to key managers in the first three months of 2013 amounted to approximately Euro 14.8 million (Euro 15.5 million at March 31, 2012).

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended March 31, 2013 and 2012, amounting to Euro 159.2 million and Euro 129.0 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first three months of 2013 amounted to Euro 0.34, compared to Euro 0.28 in the same period in 2012. Diluted earnings per share in the first three months of 2013 amounted to Euro 0.34, compared to Euro 0.28 in the same period in 2012.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of March 31
	2013	2012

Weighted average shares outstanding—basic	469,697,345	462,217,203
Effect of dilutive stock options	3,044,883	2,398,378
Weighted average shares outstanding—dilutive	472,742,228	464,615,581
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	3,298,267	10,000,714

31.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first three months of 2013 or 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of MARCH 31, 2013
(UNAUDITED)

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 41.7 percent and 42.6 percent of our net sales in the first three months of 2013 and 2012, respectively.

33.  NON-RECURRING TRANSACTIONS

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia, whereby the Group announced plans to close approximately 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization, the Group incurred non-recurring expenses of approximately Euro 21.7 million in the first quarter of 2012. The Group recorded a tax benefit related to these expenses of approximately Euro 6.5 million.

34.  SUBSEQUENT EVENTS

        On April 29, 2013 at the Annual General Meeting of Shareholders, a dividend of Euro 0.58 per ordinary share/American Depositary Share was declared. The dividend payment date on the ordinary shares is set for May 23, 2013, with an ex-dividend date set for May 20, 2013. The aggregate dividend amount is approximately Euro 270 million.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of March 31, 2013	Final exchange rate as of March 31, 2013	Average exchange rate as of March 31, 2012	Final exchange rate as of December 31, 2012

(per €1)
U.S. Dollar	1.3200	1.2805	1.3108	1.3194
Swiss Franc	1.2283	1.2195	1.2080	1.2072
Great Britain Pound	0.8510	0.8456	0.8345	0.8161
Brazilian Real	2.6357	2.5703	2.3169	2.7036
Japanese Yen	121.7803	120.8700	103.9932	113.6100
Canadian Dollar	1.3308	1.3021	1.3128	1.3137
Mexican Peso	16.6901	15.8146	17.0195	17.1845
Swedish Krona	8.4943	8.3553	8.8529	8.5820
Australian Dollar	1.2707	1.2308	1.2425	1.2712
Argentine Peso	6.6169	6.5584	5.6886	6.4864
South African Rand	11.8263	11.8200	10.1730	11.1727
Israeli Shekel	4.8933	4.6679	4.9431	4.9258
Hong Kong Dollar	10.2380	9.9420	10.1725	10.2260
Turkish Lira	2.3571	2.3212	2.3556	2.3551
Norwegian Krona	7.4303	7.5120	7.5868	7.3483
Malaysian Ringgit	4.0682	3.9650	4.0121	4.0347
Thai Baht	39.3305	37.4230	40.6300	40.3470
Taiwan Dollar	38.9193	38.2770	38.9237	38.3262
South Korean Won	1,432.9646	1,425.0300	1,482.7492	1,406.2300
Chinese Renminbi	8.2168	7.9600	8.2692	8.2207
Singapore Dollar	1.6338	1.5900	1.6573	1.6111
New Zealand Dollar	1.5815	1.5308	1.6030	1.6045
United Arab Emirates Dirham	4.8483	4.7032	4.8146	4.8462
Indian Rupee	71.5076	69.5660	65.8991	72.5600
Polish Zloty	4.1562	4.1804	4.2329	4.0740
Hungarian Forint	296.6268	304.4200	296.8472	292.3000
Croatian Kuna	7.5839	7.5940	7.5568	7.5575
Colombian Peso	2,364.6664	2,339.0400	2,358.0137	2,331.2300
Chilean Peso	623.5047	604.4920	640.8349	631.7290
Peruvian Nuevo Sol	3.3979	3.3155	3.5166	3.3678
Namibian Dollar	11.8263	11.8200	10.1730	11.1727

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, April 29, 2013

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: May 13, 2013	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER